EXHIBIT 21
                             LIST OF SUBSIDIARES OF

                         UNITED FINANCIAL HOLDINGS, INC.

EPW Investment Management, Inc.

Giants Property, Inc. (Subsidiary of United Bank and Trust Company) Imaginative Investments, Inc. (Subsidiary of United Bank and Trust Company)

UFH Capital Trust I
UFH Statutory Trust II
UFMB Corp.
United Bank and Trust Company
United Bank of the Gulf Coast
United Trust Company
W.L. Properties, Inc. (Subsidiary of United Bank and Trust Company)